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Exhibit 99.4

☐	Interim Financial Statements Mark this box if you would like to receive Interim Financial Statements and accompanying Management's Discussion and Analysis by mail.	☐	Annual Report Mark this box if you would like to receive the Annual Report (including Annual Financial Statements) and accompanying Management's Discussion and Analysis by mail.

Rather than receiving financial statements by mail, you may choose to access them at www.sedar.com, or by registering online at www.computershare.com/mailinglist. If you would like to receive either interim financial statements and/or the annual report, please make your selection above.

Computershare will use the information collected solely for the mailing of such financial statements. You may view Computershare's Privacy Code at www.computershare.com/privacy or by requesting that we mail you a copy.

Name

Apt.	Street Number	Street Name

City			Prov./State	Postal Code/Zip Code

☐ CLSQ 9 N I T E	+
9NITE03

0ENNPP

Place Stamp Here

Computershare 100 University Ave. 9th Floor Toronto ON M5J 2Y1

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  Exhibit 99.4